Exhibit 12

Motorola Solutions, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(In Millions)	2011	2010	2009	2008	2007
Pretax income (loss) (1)	$726	$661	$636	$(1,020)	$383
Capitalized interest	—	—	—	—	—
Fixed charges (as calculated below)	164	260	256	248	376

Earnings (2)	$890	$921	$892	$(772)	$759

Fixed charges:
Interest expense	$133	$219	$209	$198	$328
Rent expense interest factor	31	41	47	50	48

Total fixed charges (2)	$164	$260	$256	$248	$376

Ratio of earnings to fixed charges	5.4	3.5	3.5	N/A (3)	2.0

Notes

(1) After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2) As defined in Item 503 (d) of SEC Regulation S-K.

(3) Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by approximately $772 million.